October 3, 2016

Via EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Terence O’Brien Accounting Branch Chief Office of Manufacturing and Construction

Re:	Vivint Solar, Inc. Form 10-K for the Year Ended December 31, 2015 Filed March 15, 2016 Form 10-Q for the Period Ended June 30, 2016 Filed August 8, 2016 File No. 1-36642

Mr. O’Brien:

In response to comments from the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 22, 2016, relating to the above referenced filings, outside counsel to Vivint Solar, Inc. (the “Company”) has submitted a written response dated October 3, 2016 on behalf of the Company. The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the Company’s response letter to Mike Nordtvedt at (206) 883-2500 or mnordtvedt@wsgr.com.

[Signature page follows]

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Sincerely, VIVINT SOLAR, INC.

/s/ Dana C. Russell

Dana C. Russell Chief Financial Officer and Executive Vice President

cc:	David Bywater, Vivint Solar, Inc. Dan Black, Vivint Solar Inc. Robert G. Day, Wilson Sonsini Goodrich & Rosati P.C. Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.